UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33370

SANTA MONICA MEDIA CORPORATION (Exact name of registrant as specified in its charter)
11845 West Olympic Boulevard, Suite 1125W Los Angeles, CA 90064 (310) 526-3222 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, $0.001 Par Value and One Warrant (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 19

Pursuant to the requirements of the Securities Exchange Act of 1934, Santa Monica Media Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2009	By: /s/ David Marshall
David Marshall
Chief Executive Officer